                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                  HORSEHEAD RESOURCE DEVELOPMENT COMPANY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                     440699
                                 (CUSIP Number)

                                GARY APFEL, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 836-7055
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 13, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                                                        Exhibit Index on Page 14

                                  SCHEDULE 13D

CUSIP No.   440699                                               Page  2  of  16



  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                B.U.S. ENVIRONMENTAL SERVICES, INC.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /

  3     SEC USE ONLY


  4     SOURCE OF FUNDS

                AF

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   / /

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                7    SOLE VOTING POWER

 NUMBER OF                 0
   SHARES
BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
    EACH                   16,250,000
 REPORTING
PERSON WITH     9    SOLE DISPOSITIVE POWER

                           0

                10   SHARED DISPOSITIVE POWER

                           16,250,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,250,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                44.8%

  14    TYPE OF REPORTING PERSON*

                CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   440699                                               Page  3  of  16

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                B.U.S. BERZELIUS UMWELT-SERVICE AG

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /

  3     SEC USE ONLY


  4     SOURCE OF FUNDS

                WC, AF, BK

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   / /

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                GERMANY

                7    SOLE VOTING POWER

 NUMBER OF                 0
   SHARES
BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
    EACH                   16,250,000
 REPORTING
PERSON WITH     9    SOLE DISPOSITIVE POWER

                           0

                10   SHARED DISPOSITIVE POWER

                           16,250,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,250,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                44.8%

  14    TYPE OF REPORTING PERSON*

                CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 5 TO SCHEDULE 13D

                  This Amendment No. 5 dated June 14, 1996 (filed on behalf of B.U.S. Environmental Services, Inc. ("B.U.S.") and B.U.S Berzelius Umwelt-Service AG ("B.U.S. AG") to the Schedule 13D dated August 3, 1990 filed on behalf of B.U.S., B.U.S. AG and Metallgesellschaft AG ("MG"), as amended by Amendment No. 1 dated July 8, 1994, Amendment No. 2 dated April 18, 1995, Amendment No. 3 dated September 11, 1995 and Amendment No. 4 dated October 30, 1995 (the "Schedule 13D"), relates to the common stock, $.01 par value ("Common Stock"), of Horsehead Resource Development Company, Inc., a Delaware corporation ("HRD"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

                  The Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  ITEM 1. SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the Common Stock of HRD. The principal executive offices of HRD are located at 110 East 59th Street, New York, New York 10022.

                  ITEM 2. IDENTITY AND BACKGROUND.

                  This statement is being filed by B.U.S., a Delaware corporation, the principal business of which is owning the stock of HRD, and by B.U.S. AG, a corporation organized under the laws of Germany, the principal business of which is the processing of industrial wastes. The principal executive office of B.U.S. is c/o B.U.S Berzelius Umwelt Service AG, Vinckeufer 3, 47119 Duisburg, Germany. The principal executive office of B.U.S. AG is Vinckeufer 3, 47119 Duisburg, Germany.

                  The name, business address, citizenship, present principal occupation or employment (and the name, principal business and the address of the corporation or other organization in which such employment is conducted) of each director and executive officer of B.U.S., and B.U.S. AG are set forth in Appendix A hereto, which is incorporated by reference herein.

                  During the last five years, none of B.U.S. or B.U.S. AG or, to the best knowledge of B.U.S. and B.U.S. AG, any of their respective directors or executive officers:

                  (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or

                  (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  In addition, none of B.U.S. or B.U.S. AG or, to the best knowledge of B.U.S. and B.U.S. AG, any of their respective directors or executive officers, are presently the subject of a pending criminal environmental proceeding.

                  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The 9,750,000 shares of Common Stock acquired by B.U.S. on July 24, 1990, as described in Item 5(a) below, were acquired for a purchase price of $124,312,500. The source of such funds was an interim financing arrangement made by B.U.S. and B.U.S. AG which was refinanced by B.U.S. AG from the proceeds of a public rights issue. Specifically, B.U.S. AG contributed the sum of $124,312,500 to the capital of B.U.S. B.U.S. AG financed the $124,312,500 capital contribution from the following sources: (i) $15,038,824 from working capital, (ii) a loan from MG in the amount of $50,000,000 due on September 26, 1990 at an interest rate of 8.4375%, (iii) two loans from Metallbank GmbH, a bank organized under the laws of the Federal Republic of Germany, in the amounts of $11,792,453 and $17,570,755, respectively, due on August 6, 1990 and August 8, 1990, respectively, at an interest rate of 8.2%,
(iv) a loan from Trinkaus & Burkhardt, a bank organized under the laws of the Federal Republic of Germany, in the amount of $14,740,566 due on August 6, 1990 at an interest rate of 8.25%, and (v) a loan from Salomon Oppenheim, a bank organized under the laws of the Federal Republic of Germany, in the amount of $15,169,902 due on August 6, 1990 at an interest rate of 8.3125%. B.U.S. AG refinanced each of the loans listed above from the proceeds of a public rights issue whereby the holders of rights which were attached to outstanding securities of B.U.S. AG and which were traded on the Frankfurt Stock Exchange during the period from August 3 through August 15, 1990, were allowed to purchase additional shares of common or preferred stock of B.U.S. AG for 440 deutsche marks per common share and 340 deutsche marks per preferred share. The rights could be exercised by the holders thereof at any time during the period from August 3 through August 27, 1990.

                  B.U.S. purchased 6,474,000 shares of Common Stock from HRD on July 26, 1988 for an aggregate purchase price of $25,000,000 and received the right to purchase from HRD an additional 26,000 shares of Common Stock for nominal consideration. The source of such funds was the following financing by B.U.S.: (i) a loan from MG in the amount of $9,020,000 due on October 1, 1990 at an interest rate of 9.8325%, (ii) a loan from Metallgesellschaft Corporation, a Delaware corporation and a wholly-owned subsidiary of MG, in the amount of $8,990,000 due on October 1, 1990 at an interest rate of 9.625%, and (iii) $6,990,000 from working capital.

                  ITEM 4. PURPOSE OF TRANSACTION

                  The 9,750,000 shares of Common Stock acquired on July 24, 1990 as described in Item 5(a) below were acquired for investment purposes and to utilize, through HRD, MG's and B.U.S. AG's environmental services capabilities and technologies in the United States. On May 16, 1996, HRD commenced an issuer tender offer (the "Tender Offer") for up to 1,751,600 shares of Common Stock to all holders of Common Stock. By letter, dated June 10, 1996, B.U.S. (a) informed Horsehead Industries, Inc. ("HII") that B.U.S. desires to tender 2,885,000 shares of Common Stock pursuant to the Tender Offer and (b) requested that HII inform B.U.S. whether (1) HII believes it is entitled to purchase these shares instead of HRD, and (2) HII does in fact elect to purchase the shares at the price and on the terms and conditions set forth in the Tender Offer. A copy of the June 10, 1996 letter is filed herewith as Exhibit 3. By letter dated June 13, 1996, HII responded to B.U.S.'s June 10, 1996 letter by advising B.U.S. that the proposed tender by B.U.S. of 2,885,000 shares of Common Stock pursuant to the Tender Offer is subject to the restrictions in the Shareholders Agreement (as defined in Item 6 below), which purportedly prevents B.U.S. from transferring any of its shares of Common Stock until the applicable provisions of the Shareholders Agreement are met. On June 13, 1996, B.U.S. tendered such 2,885,000 shares of Common Stock to HRD pursuant to the Tender Offer.

                  As a public company with the obligation to act in its stockholders' best interests, B.U.S. AG reserves the right to take appropriate actions in the furtherance of such interests in the future, directly or through B.U.S., if circumstances so require, including actions of the kind described in clauses (a) through (j) of Item 4 of Schedule 13D to the extent permitted by law and contract, including the Shareholders Agreement.

                  Except as otherwise indicated in this statement, neither B.U.S. nor B.U.S. AG has any plans or proposals with respect to HRD that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) B.U.S. and B.U.S. AG beneficially own 16,250,000 shares of Common Stock, representing approximately 44.8% of the 36,237,500 shares of Common Stock reported by HRD (in the HRD Offer to Purchase relating to the Tender Offer) to be outstanding as of May 15, 1996.

                          As described in the second paragraph of Item 3, B.U.S.
purchased 6,474,000 shares of Common Stock from HRD and received the right to purchase from HRD an additional 26,000 shares of HRD Common Stock (which it later exercised) on July 26, 1988, prior to an underwritten public offering on July 9, 1990 by HRD of 3,737,500 shares of its Common Stock (including shares sold pursuant to the underwriters' exercise of their over-allotment option). For a description of the offering, see HRD's Registration Statement on Form S-1 (No. 33-34808), as amended, filed with the SEC.

                          On July 24, 1990, following the offering, B.U.S.
acquired 9,750,000 shares of Common Stock from Horsehead Investment Management Corporation ("HIMC") at a price per share of $12.75 pursuant to the Shareholders Agreement, dated July 26, 1988, among HRD, B.U.S. and HII referred to in Item 6 and the Letter Agreement, dated May 30, 1990, among HRD, B.U.S. and HII (the "Letter Agreement"), copies of which are filed as Exhibits 2(a) and (b) hereto, respectively.

                  (b) B.U.S. and B.U.S. AG share the power to vote or direct the vote and the power to dispose of or to direct the disposition of 16,250,000 shares of HRD Common Stock.

                  (c)     Not applicable.

                  (d)     Not applicable.

                  (e)     Not applicable.

                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  B.U.S., HRD, HII and HIMC (each a "Shareholder" and collectively, the "Shareholders") are parties to the Shareholders Agreement dated July 26, 1988, a copy of which is attached hereto as Exhibit 2(a), as amended by the Amendment to the Shareholders Agreement dated July 24, 1990, a copy of which is attached hereto as Exhibit 2(c) (as amended, the "Shareholders Agreement"). The Shareholders Agreement prohibits transfers of Common Stock by a Shareholder except: (i) in a cash sale in compliance with the right of "first refusal" and "tag-along" rights of the other Shareholders; (ii) to an affiliate, as defined in the Shareholders Agreement, (iii) in sales in "brokers transactions" of up to 1% of the outstanding Common Stock during any 90-day period; and (iv) pursuant to certain registration rights.

                  Pursuant to the Shareholders Agreement the By-laws of HRD were amended to provide that the minimum number of directors of HRD shall be five. Until June 30, 1998, each of B.U.S. and HII will have the right under the Shareholders Agreement, so long as it owns at least 20% of the outstanding Common Stock, to propose two nominees to HRD's Board of Directors and, so long as it owns less than 20% but at least 5% of the outstanding Common Stock, to propose one nominee. Each of B.U.S. and HII have agreed to vote their shares and shares controlled by them for the election of the other's nominees in the circumstances described in the preceding sentence.

                  The foregoing is a summary of the Shareholders Agreement, a copy of which is attached hereto as Exhibits 2(a) and (c), and is qualified by reference to the full text of the Shareholders Agreement which is incorporated by reference herein.

                  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement among B.U.S. and B.U.S. AG, dated April 17, 1995.

Exhibit 2:        (a)     Shareholders Agreement among B.U.S., HRD and HII,
                          dated July 26, 1988.

                  (b) Letter Agreement among B.U.S., HRD and HII, dated May 30, 1990.

                  (c) Amendment to the Shareholders Agreement among B.U.S., HRD, HII and HIMC, dated July 24, 1990.

Exhibit 3:        Letter, dated June 10, 1996, from B.U.S. to HII.


Exhibit 4:        Letter, dated June 13, 1996, from HII to B.U.S.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 1996

                                        B.U.S. ENVIRONMENTAL SERVICES, INC.


                                        By:       /s/ DR. G. OKON
                                            -------------------------------
                                            Name:  Dr. G. Okon
                                            Title: President

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 1996

                                     B.U.S BERZELIUS UMWELT-SERVICE AG


                                     By: /s/ G. OKON            /s/ R. KOLA
                                         -----------------------------------
                                         Name:  Dr. G. Okon         R. Kola
                                         Title: Members of the Board

                                   APPENDIX A



                  Set forth below is the information required by Item 2 of
                  Schedule 13D for each executive officer and director of B.U.S. Environmental Services, Inc.


                                                            Present Principal
Name                      Business Address                    Occupation                     Citizenship
- ----                      ----------------                  -----------------                -----------
Dr. Guenter Okon          B.U.S Berzelius Umwelt-           Chairman of Board of              German
                          Service AG                        Directors, President
                          Vinckeufer 3                      and Treasurer of B.U.S.
                          47119 Duisburg                    Environmental Services
                          Germany                           Inc. and Speaker of the
                                                            Executive Board of B.U.S
                                                            Berzelius Umwelt Service
                                                            AG

Rolf Kola                 B.U.S Berzelius Umwelt-           Director and Vice Pre-            German
                          Service Ag                        sident of B.U.S. Environ-
                          Vinckeufer 3                      mental Services Inc. and
                          47119 Duisburg                    Member of the Board of
                          Germany                           B.U.S Berzelius Umwelt
                                                            Service AG

Jurgen Tietz              B.U.S Berzelius Umwelt-           Secretary of B.U.S.               German
                          Service AG                        Environmental Services
                          Vinckeufer 3                      Inc.
                          47119 Duisburg
                          Germany


Andre Guenoun             B.U.S Berzelius Umwelt-           Asst. Secretary of B.U.S.         U.S.
                          Service AG                        Environmental Services
                          Vinckeufer 3                      Inc.
                          47119 Duisburg
                          Germany

              Set forth below is the information required by Item 2 of Schedule 13D for each member of the Management Board of B.U.S Berzelius Umwelt Service AG



                                                            Present Principal
Name                      Business Address                      Occupation                    Citizenship
- ----                      ----------------                  -----------------                 -----------
Rolf Kola                 B.U.S Berzelius Umwelt-           Member of Executive               German
                          Service AG                        Board of B.U.S
                          Vinckeufer 3                      Berzelius Umwelt-
                          47119 Duisburg                    Service AG
                          Germany


Dr. Guenter Okon          B.U.S Berzelius Umwelt-           Speaker of Executive              German
                          Service AG                        Board of B.U.S
                          Vinckeufer 3                      Berzelius Umwelt-
                          47119 Duisburg                    Service AG
                          Germany


                                 EXHIBIT INDEX

 Exhibit 1:       Joint Filing Agreement among B.U.S. and B.U.S.    Previously filed
                  AG, dated April 17, 1995*.


 Exhibit 2:       (a)       Shareholders Agreement among B.U.S.,    Previously filed
                            HRD and HII, dated July 26, 1988.*

                  (b)       Letter Agreement among B.U.S., HRD      Previously filed
                            and HII, dated May 30, 1990.*

                  (c)       Amendment to the Shareholders           Previously filed
                            Agreement among B.U.S., HRD, HII and
                            HIMC, dated July 24, 1990.*


 Exhibit 3:       Letter, dated June 10, 1996, from B.U.S. to HII.

 Exhibit 4:       Letter, dated June 13, 1996, from HII to B.U.S.

______________________

*    Exhibit referenced hereby is incorporated by reference herein.